SEC
Mail Processing
Section

FEB 2 7 2008

Washington, DC
103

08026422

SECU... ...ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50916 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARGOSY CAPITAL SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 LAKEWOOD PARKWAY SUITE 425
(No. and Street)

ALPHARETTA (City) GA (State) 30004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DELBERT REICHARDT 770-408-6395
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG ERBS, CPA
(Name – *if individual, state last, first, middle name*)

2940 BRIDLE PATH TER (Address) CUMMING (City) GA (State) 30041 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Delbert Reichardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argosy Capital Securities, Inc, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Officer,
Title

Notary Public 03/03/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARGOSY CAPITAL SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2007

GREG ERBS, CPA
2940 BRIDLE PATH TER
CUMMING, GA 30041

# ARGOSY CAPITAL SECURITIES, INC.

## *Table of Contents*

### *December 31, 2007*


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 7 |
| Supplemental Information: | |
| Independent Auditors' Report on Supplemental Information | 8 |
| Schedule 1: Reconciliation of Audited and Unaudited Reports | 9 |
| Schedule 2: Explanation of Audit Adjustments | 10 |
| Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 11 - 12 |
| Schedule 4: Information Relating to Possession or Control Requirements for Brokers and Deals Pursuant to Rule 15c3-3 | 13 |

**Greg Erbs, CPA**

2940 Bridle Path Terrace
Cumming, GA 30041
Phone: (770) 888-5983
Email: sgerbs@att.net

# INDEPENDENT AUDITORS' REPORT

To the Stockholders
Argosy Capital Securities, Inc.
Atlanta, Georgia

We have audited the statement of financial condition of Argosy Capital Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argosy Capital Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

February 22, 2008

Greg Erbs, CPA

# ARGOSY CAPITAL SECURITIES, INC.

***Statement of Financial Condition***

***December 31, 2007***

**Assets**

| | |
|---|---|
| Current Assets: | |
| Cash | $ 81,926 |
| Commissions receivable | 15,153 |
| Income taxes receivable | 275 |
| Deferred income taxes | 8,707 |
| Deposits | 10,376 |
| Total Assets | $ 116,437 |

**Liabilities and Stockholders' Equity**

| | |
|---|---|
| Current Liabilities: | |
| Accounts payable | $ 397 |
| Commissions payable | 12,125 |
| Total current liabilities | 12,522 |
| Stockholders' Equity: | |
| Common stock, no par value; 100,000 shares authorized; 1,500 shares issued and outstanding | 12,000 |
| Additional paid-in capital | 29,000 |
| Retained earnings | 62,916 |
| Total stockholders' equity | 103,916 |
| Total Liabilities and Stockholders' Equity | $ 116,437 |

See notes to financial statements

# ARGOSY CAPITAL SECURITIES, INC.

***Statement of Operations***

***For the Year Ended December 31, 2007***

| | |
|---|---|
| Revenues | $ 619,307 |
| Expenses: | |
| Commissions | 467,276 |
| Brokerage fees | - |
| Management fees | 142,000 |
| Insurance and fees | 3,069 |
| Professional fees | 42,673 |
| Ofice expense | 10,664 |
| Total Expenses | 665,682 |
| Operating income | (46,375) |
| Interest Income | 2,856 |
| Income before provision (benefit) for income taxes | (43,519) |
| Provision (benefit) for federal and state income taxes: | |
| Current | 125 |
| Deferred | (3,860) |
| Total provisions for income taxes | (3,735) |
| Net income | $ (39,784) |

See notes to financial statements

# ARGOSY CAPITAL SECURITIES, INC.

***Statement of Changes in Stockholders' Equity***
***For the Year Ended December 31, 2007***

| | Common Stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance, December 31, 2006 | 1,500 | $ 12,000 | $ 29,000 | $ 102,700 | $ 143,700 |
| Net Income | - | - | - | (39,784) | (39,784) |
| Balance, December 31, 2007 | 1,500 | $ 12,000 | $ 29,000 | $ 62,916 | $ 103,916 |

See notes to financial statements

# ARGOSY CAPITAL SECURITIES, INC.

***Statement of Cash Flows***
***For the Year Ended December 31, 2007***

**Increase (Decrease) in Cash**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Cash received from clients | 723,788 |
| Cash paid for operational expenses | (747,036) |
| Cash paid for income taxes | - |
| Net cash used by operation activities | (23,248) |
| Increase in cash | (23,248) |
| Cash, beginning of year | 105,174 |
| Cash, end of year | $ 81,926 |

**Reconciliation of Net Income to Net Cash Provided by Operating Activities**

| | |
|---|---|
| **Net income** | $ (39,784) |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| **Changes in assets and liabilities:** | |
| Commission receivable | $ 31,685 |
| Deposits | 19,447 |
| Deffered income taxes | (3,860) |
| Prepaid Expenses | (2,180) |
| Accounts payable | (3,168) |
| Commission payable | (25,388) |
| Total adjustments | 16,536 |
| **Net cash used by operating activities** | $ (23,248) |

See notes to financial statements

Note 1 - Description of business and summary of significant accounting policies:

Argosy Capital Securities, Inc. (the Company) is a Georgia corporation incorporated on February 5, 1998 for the purpose of qualifying as a broker-dealer providing services for clients primarily in Europe. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) effective September 1998 and is a member of the National Association of Securities Dealers (NASD).

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenue related to commissions and fees earned resulting from the private placement of securities by issuers and brokering transactions is recognized generally at the "date of closing".

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commissions receivable credit risk exposure is limited. Commissions receivable are carried at original contract amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an annual basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At December 31, 2007, there was no allowance for bad debts. Commissions receivable are written off when deemed uncollectible. Recoveries of commissions receivable previously written off are recorded when received. No interest is charged on customer accounts.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Deferred taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting which results from using the cash basis for tax reporting and the accrual basis for financial reporting. At December 31, 2007, the Company recognized a deferred income tax asset based on the tax basis of accounting for organizational costs, accounts payable and commissions payable. The Company recognized a deferred tax liability on the tax basis treatment for commissions receivable, prepaid expenses and deferred income recognized on warrants received.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $85,275 which was $80,275 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.15 to 1 at December 31, 2007.

Note 3 - Management fees payable:

The Company has an agreement with Argosy Capital Group (ACG) whereby the Company pays HCG $750 a month in management fees for office and supporting services. At December 31, 2007, the Company has no management fees payable.

Note 4 - Income taxes:

At December 31, 2007, deferred tax assets recognized for deductible temporary differences totaled approximately $6,200. Deferred tax liabilities recognized for taxable temporary differences totaled approximately $327.

SUPPLEMENTAL INFORMATION

Greg Erbs, CPA
2940 Bridle Path Terrace
Cumming, GA 30041
Phone: (770) 888-5983
Email: sgerbs@att.net

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Argosy Capital Securities, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Argosy Capital Securities, Inc. as of December 31, 2007 and for the year then ended, and have issued our report thereon dated February 22, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2008

# ARGOSY CAPITAL SECURITIES, INC.

***Schedule 1: Reconciliation of Audited and Unaudited Reports***

***December 31, 2007***

| Description | As Previously Stated | Debit | Credit | As Stated |
|---|---|---|---|---|
| | **Assets** | | | |
| Cash | $ 81,927 | | | $ 81,927 |
| Commissions receivable | 28,096 | | 12,944 | 15,153 |
| Prepaid Expenses | 5,323 | | 3,143 | 2,180 |
| Income taxes receivable | 275 | | | 275 |
| Deferred income taxes | 2,667 | 3,860 | | 6,527 |
| Deposits | 10,376 | | | 10,376 |
| Warrants | - | | | - |
| | $ 128,664 | $ 3,860 | $ 16,087 | $ 116,437 |
| | **Liabilities and Stockholders' Equity** | | | |
| Accounts payable | $ 3,414 | 3,018 | | $ 396 |
| Commissions payable | 22,520 | 10,394 | | 12,125 |
| Common Stock | 12,000 | | | 12,000 |
| Additional paid-in capital | 29,000 | | | 29,000 |
| Retained earnings | 61,730 | 2,674 | 3,860 | 62,916 |
| | $ 128,664 | $ 16,087 | $ 3,860 | $ 116,437 |
| | **Revenues and (Expenses)** | | | |
| Revenues | $ 632,250 | 12,944 | | $ 619,307 |
| Commissions | (477,670) | | 10,394 | (467,276) |
| Brokerage fees | - | | | - |
| Management fees | (142,000) | | | (142,000) |
| Insurance and fees | (3,069) | | | (3,069) |
| Professional fees | (42,673) | | | (42,673) |
| Ofice expense | (10,664) | | | (10,664) |
| Interest Income | 2,856 | | | 2,856 |
| Current income taxes | - | 125 | | (125) |
| Deferred income taxes | - | | 3,860 | 3,860 |
| Net income | $ (40,970) | $ 13,069 | $ 14,254 | $ (39,784) |

See independent auditors' report on supplemental information.

# ARGOSY CAPITAL SECURITIES, INC.

***Schedule 2: Explanation of Audit Adjustments***

***December 31, 2007***

| | Debit | Credit |
|---|---|---|
| Adjustment (1) | | |
| Deferred income tax - asset | $ 3,860 | |
| Deferred income tax expense | | $ 3,860 |
| To adjust deferred income taxes. | | |
| Adjustment (2) | | |
| Income tax expense | $ 125 | |
| Prepaid expenses | | $ 125 |
| To record income tax provision. | | |
| Adjustment (3) | | |
| Revenues | $ 12,944 | |
| Commission Receivable | | $ 12,944 |
| To adjust Revenue for uncollectable Commission Receivable | | |
| Adjustment (4) | | |
| Commission Payable | $ 10,394 | |
| Commissions Expense | | $ 10,394 |
| To adjust Commission Expense for uncollectable Commission Receivable | | |
| Adjustment (5) | | |
| Accounts Payable | $ 3,018 | |
| Prepaid Expenses | | $ 3,018 |
| To reclass Prepaid Expense for taxes paid | | |

See independent auditors' report on supplemental information.

# ARGOSY CAPITAL SECURITIES, INC.

## *Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission*

*December 31, 2007*

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total stockholders' equity from statement of financial condition | | $ 103,916 |
| Deduct stockholders' equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | | 103,916 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | $ - | |
| Other (deductions) or allowable credits | - | - |
| Total capital and allowable subordinate liabilities | | $ 103,916 |
| Deductions and/or charges: | | |
| Total nonallowable assets | - | |
| Other deductions and/or charges | - | |
| Other additions and/or allowable credits | (18,641) | $ (18,641) |
| Net capital before haircuts on securities positions | | 85,275 |
| Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) | - | - |
| Net capital | | $ 85,275 |

See independent auditors' report on supplemental information.

# ARGOSY CAPITAL SECURITIES, INC.

***Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued***

***December 31, 2007***

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total liabilites from statement of financial condition | | $ 12,522 |
| Add: | | |
| Other unrecorded amounts | - | - |
| Total aggregate indebtedness | | $ 12,522 |
| Percentage of aggregate indebtedness to net capital | | 0.15 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 835 |
| Minimum dollar requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 80,275 |
| Excess of net capital at 110% | $ 84,023 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 84,089 |
| Net audit adjustments | 1,186 |
| Net capital per previous page | $ 85,275 |

See independent auditors' report on supplemental information.

# ARGOSY CAPITAL SECURITIES, INC.

***Schedule 4: Information Relating to Possession or Control Requirements for Borkers and Dealers Pursuant to Rule 15c3-3***

***December 31, 2007***

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Acccordingly, the supplimental schedule of Information Relating to Possession or Control Requirements for Broker and Dealers Pursuant to Rule 15c3-3 is not applicable.

See independent auditors' report on supplemental information.

Greg Erbs, CPA
2940 Bridle Path Terrace
Cumming, GA 30041
Phone: (770) 888-5983
Email: sgerbs@att.net

To the Stockholders
Argosy Capital Securities, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Argosy Capital Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders
Argosy Capital Securities, Inc.
Page Two

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greg Erbs, CPA
Atlanta, Georgia
February 22, 2008

END